Golden Bull Limited

707 Zhang Yang Road, Sino Life Tower, F35

Pudong, Shanghai, China 200120

July 12, 2019

Via Edgar

Mr. John Spitz

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

Re:	Golden Bull Limited
Form 20-F for Fiscal Year Ended December 31, 2018
Filed on April 30, 2019
File No. 001-38421

Dear Mr. Spitz:

This letter is in response to the letter dated June 17, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Golden Bull Limited (the “Company”, “we”, and “our”) regarding the Annual Report on Form 20-F (“Form 20-F”) previously filed on April 30, 2019. For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Annual Report on Form 20-F (“Form 20-F/A”) is being submitted to accompany this letter.

Form 20-F for Fiscal Year Ended December 31, 2018

Item 5. Operating and Financial Review and Prospects, page 65

1. Please revise your future filings to provide a discussion of your financial condition and changes in financial condition as required by Item 303(a) of Regulation S-K and Item 5 of Form 20-F.

In response to the Staff’s comment, we will revise our future filings to provide such discussion.

Key Operating Metrics, page 69

2. We note your disclosure of the reinvestment rate of existing lenders and re-borrowing rate for existing borrowers that you have identified as Key Operating Metrics. Please provide us with the calculations for the disclosed measures and explain why you believe your calculation is appropriate to explain the reinvestment rate of lenders and the re-borrowing rate. Please also revise your future filings to clearly disclose how these measures are calculated.

In response to the Staff’s comment, we will file an amendment on Form 20-F/A to include below disclosure as well as to include below disclosure in future filings to clarify how these measures are calculated:

Reinvestment rate: Reinvestment rate is equal to the lenders who have invested twice or more during the quarter, divided by total lenders during the quarter.

Re-borrowing rate: Re-borrowing rate is equal to the borrowers who have borrowed twice or more during the quarter, divided by total borrowers during the quarter.

Based on the foregoing, we believe that our calculation appropriately explains the reinvestment rate of lenders and the re-borrowing rate.

Item 6. Directors, Senior Management and Employees, page 85

3. We note disclosure on page 86 that Ms. Jing Leng has been serving as your Chief Financial Officer since June 25, 2018. Additionally, we also note that Ms. Leng also serves as the financial manager of China Rapid Finance Limited (China Rapid). Please tell us and revise your future filings to address the following:

●	Disclose the amount of time Ms. Leng devotes to Golden Bull Limited and any associated risks related to her employment with China Rapid;

●	Disclose the extent to which you deem China Rapid to be a competitor; and

●	Disclose any potential conflicts of interest and how you manage them.

In response to the Staff’s comment, we will revise the future filings to include the following risk factors related to Ms. Leng’s prior employment with China Rapid:

Ms. Jing Leng’s prior employment with our indirect competitor may expose the Company to potential legal disputes or conflicts of interest.

M. Jing Leng served as Financial Manager of China Rapid Finance Limited (“China Rapid”) from January 3, 2017 to June 22, 2018. China Rapid predominantly offers consumer loans for the credit needs of what they refer to as Emerging Middle-class, Mobile Active consumers (“EMMAs”). Consumer loans typically have loan terms lasting from between two weeks and three months, and have loan principal amounts between RMB 500 (approximately US $77) to RMB 6,000 (approximately US $922). On the other hand, we focus on a different market segment and facilitate loans exclusively to borrowers that provide automobiles as a form of security to lenders. In many instances, third-party institutions also provide a guarantee to lenders as an additional layer of security. The automobiles that are secured must be owned by the borrower and may not be encumbered by existing loans. We require that the size of each loan be no more than 70% of the value of the collateral of such loan. The loan term we provide for our borrowers ranges between 30 days to 540 days, and have principal amounts generally between RMB 20,000 (approximately US $2,899) to RMB 400,000 (approximately US $57,935).

While both the Company and China Rapid are in the same P2P industry, we and China Rapid focus on different market segments and are thus indirect competitors. We focus on bigger loans using automobiles as collateral while China Rapid focuses on smaller loans. There is little direct competition between the Company and China Rapid.

Nevertheless, since Ms. Jing Leng had previously entered into an employment agreement with non-disclosure provision with China Rapid during her employment there, in the event China Rapid claims that Ms. Jing Leng breached her confidentiality obligations pursuant to the terms of that employment agreement, China Rapid may have a cause of action against Ms. Jing Leng for a breach of contract and against the Company for unfair competition, which may have negative impact on our reputation and cause distraction to management

Item 15. Controls and Procedures, page 105

4. Please tell us and revise future filings to clearly identify each material weakness and to provide additional detail regarding how the deficiency in internal control in each material weakness impacted financial reporting.

In response to the Staff’s comment, we will include below revised disclosure in Item15 of future filings to identify each material weakness and to provide additional detail regarding how the deficiency in internal control in each material weakness impacted financial reporting:

Based on this assessment, management determined that, as of December 31, 2018, we did not maintain effective internal control over financial reporting due to the existence of the following significant deficiencies and material weaknesses:

●	Lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues, and prepare and review financial statements and related disclosures under U.S. GAAP, and as a result, the Company may not be able to identify and monitor significant accounting issues appropriately on a timely basis;

●	Lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures, and as a result, the Company may not be able to discover the existence of problems and prevent the problematic behavior in internal control;

●	Lack of adequate policies and procedures in internal audit function to ensure that the Company’s policies and procedures have been carried out as planned;

●	Lack of reviewed documentation for management’s approval on aging analysis and as a result, the Company may not be able to accrue provision for bad debt appropriately on a timely basis;

●	Lack of sufficient monitoring of the employee resignation procedure, which may result in an inaccurate number of employees in the annual report;

●	Lack of well-structured IT general control policies and procedures for documentation of program changes, periodic transaction log reviews, control quality evaluations, backup restoration tests and centralized anti-virus detections, which may result in failure to accurately collect operational data to prepare the financial statements.

5. Please tell us how you concluded that your disclosure controls and procedures were effective as of December 31, 2018, considering that your internal control over financial reporting was not effective as of this date due to the significant deficiencies and material weaknesses identified. Your explanation should be comprehensive and address all of the components of the definition of disclosure controls and procedures. Please refer to Sections II.D and E of SEC Release 33-8238. If appropriate, please amend your Form 20-F to revise your conclusion regarding your disclosure controls and procedures.

Management believes our disclosure controls and procedures were not effective as of December 31, 2018 since our internal control over financial reporting was not effective as of that date. We will file an amendment to the Form 20-F to indicate such conclusion.

Note 7 - Taxes, page F-19

6. We note that you have recognized a $810,863 deferred tax asset at December 31, 2018 related to net operating losses which can be carried forward for five years. We also note cumulative losses since your inception in 2015 and disclosure that you believe that a valuation allowance is not necessary because there will be sufficient operating income generated in future years. In determining the need for a deferred tax asset valuation allowance and considering the guidance in paragraphs 21 – 23 of ASC 740-10-30, forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years, which is considered a significant piece of negative evidence that is difficult to overcome. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. Please provide us an accounting analysis that details the specific positive and negative evidence you considered in determining that your deferred tax assets will more likely than not be realized at December 31, 2018. Your analysis should include but not be limited to:

●	An analysis of your historical taxable or US GAAP income, projected future tax or US GAAP income by year and a schedule detailing the amounts and years you expect to realize the benefits from your deferred tax assets.

●	For your projections of future tax or US GAAP income, please:

●	identify the most significant inputs and assumptions,

●	provide a qualitative and quantitative discussion of the inputs and assumptions to allow us to fully understand your projections,

●	provide specific evidence which supports the inputs and assumptions, and

●	provide a sensitivity analysis using reasonably likely alternatives for key assumptions.

●	An analysis comparing actual versus forecasted taxable income or US GAAP income for the interim period to date explaining the reasons for any significant differences.

In response to the Staff’s comment, we have provided an accounting analysis below:

Our taxable income was $3.7 million, $7.0 million and $7.9 million for the years ended December 31, 2016, 2017 and 2018, respectively. The estimated taxable income is $9.59 million, $11.56 million, $13.95 million, $16.82 million and $20.29 million for 2019, 2020, 2021, 2022 and 2023, respectively. Estimated net profit is $0.61 million, $0.97 million, $1.16 million, $1.51 million and $2.07 million for 2019, 2020, 2021, 2022 and 2023, respectively.

The most significant assumption in our projection is the growth rate of loan volume. Since the Company only started its business operations from fiscal year 2015, the loan volumes processed increased significantly in the first 3 years from fiscal year 2015 to fiscal year 2017, we believed that it was not reasonable to use the growth rate calculated based on the fluctuations of these years. The growth rate from fiscal year 2017 to fiscal year 2018 provided a better indicator as the business operations of the Company stabilized. The Company used the growth rate of approximately 21% based on the fluctuation of loan volumes processed from fiscal year 2017 to fiscal year 2018 for the revenue projections. Sales tax and expenses are expected to increase with the increase in revenue; 21% was therefore used for the projection of these items as well. The Company estimates that rental expenses, salary expenses, and research & development expenses would increase at a rate of approximately 13% based on the average increase of these expenses from fiscal year 2017 to fiscal year 2018. Since the business consulting expenses and profession fees incurred in the fiscal year 2018 were mainly in relation of one-time IPO listing expenses, the Company expected that the amount in fiscal year 2019 would only be 50% of the amount recorded in fiscal year 2018 and have an average growth rate of 13% for the years to follow, similar to other general and administrative expenses.

We have provided our unaudited interim financial statements for the first quarter of 2019 to our auditors before our 2018 Form 20-F filing. The actual revenue for the first quarter of 2019 was $4.06 million, compared with $9.59 million for the full year of 2019 in the projection. The actual net profit for the first quarter of 2019 was $0.50 million, compared with $0.61 million for the full year of 2019 in the projection. There is no significant difference between actual income and forecasted income. As a result, we determined that our deferred tax asset at December 31, 2018 should be realizable in the next 5 years before expiration.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Joan Wu, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2208.

Very truly yours,

/s/ Erxin Zeng
Name: Erxin Zeng
Title: Chief Executive Officer and Chairman of the Board of Directors

CC: Joan Wu, Esq. Hunter Taubman Fischer & Li LLC

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